Exhibit 99.(h)(4)

AMENDED AND RESTATED FEE WAIVER AGREEMENT

(First Eagle U.S. Value Cayman Fund, Ltd.)

This AMENDED AND RESTATED AGREEMENT, made as of this 22nd day of February, 2021, between First Eagle U.S. Value Cayman Fund, Ltd., a Cayman Islands exempted company (the “Subsidiary”), a wholly-owned subsidiary of the First Eagle Funds, a Delaware statutory trust and open-ended investment company (the “Trust”), on behalf of its series, First Eagle U.S. Value Fund (the “U.S. Value Fund”), and First Eagle Investment Management, LLC (“FEIM”).

WHEREAS, the Subsidiary and FEIM have entered into an Investment Advisory Agreement (the “Advisory Agreement”);

WHEREAS, the Subsidiary and FEIM have entered into a Fee Waiver Agreement, originally dated as of February 23, 2016, which has been extended year to year since; and

WHEREAS, FEIM desires to amend and restate the aforementioned Fee Waiver Agreement to extend its waiver of certain investment advisory fees described in the Advisory Agreement for the Subsidiary.

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, the Subsidiary and FEIM agree as follows:

1. For the period commencing as of March 1, 2021 through February 28, 2022, FEIM agrees to waive fees payable to FEIM pursuant to the applicable Advisory Agreement so as to reduce said fees from an annual rate of 0.75% of average daily net assets to an annual rate of 0.70% of average daily net assets.

2. Nothing in this Amended and Restated Agreement shall be construed as preventing FEIM from voluntarily limiting, waiving or reimbursing expenses outside the contours of this Amended and Restated Agreement; nor shall anything herein be construed as requiring that FEIM limit, waive or reimburse any expenses incurred after February 28, 2022 or otherwise outside the term of the waiver specifically contemplated hereby.

3. This Amended and Restated Agreement shall be governed by applicable federal laws, rules and regulations and the laws of the State of New York without regard to the conflicts of law provisions thereof; provided, however that nothing herein shall be construed as being inconsistent with applicable federal law. Where the effect of a requirement of applicable federal law reflected in any provision of this Amended and Restated Agreement is altered by a new or changed rule, regulation or order of the SEC, whether of special or general application, such provision shall be deemed to incorporate the effect of such rule, regulation or order.

4. Any amendment to or extension of this Amended and Restated Agreement shall be in writing signed by the parties hereto.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first written above.

FIRST EAGLE U.S. VALUE CAYMAN FUND LTD.		FIRST EAGLE INVESTMENT MANAGEMENT, LLC

By:	/s/ Peter Huber	By:	/s/ Mehdi Mahmud
Name:	Peter Huber	Name:	Mehdi Mahmud
Title:	Director	Title:	President and CEO